VIA EDGAR

November 6, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen
Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 3 to Draft Registration Statement on Form F-4
Filed October 2, 2024
CIK No. 0002025774

Dear Mr. Danberg:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 29, 2024 (the “Comment Letter”) with respect to the Amendment No. 3 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on October 2, 2024 (the “Amendment No.3”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

The Company has revised the Amendment No.3 in response to the Staff’s comments and is concurrently submitting Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 3 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revised disclosure in response to previous comment 1. Please expand your disclosure to note the $3.55 million in promissory notes Globalink issued to PGM that are repayable upon consummation of an initial business combination. In this regard, we note that you disclose elsewhere that PGM is an affiliate of the Sponsor.

Response: In response to the Staff’s comment, we expanded our disclosure on the cover page of Amendment No. 4 to note the $3.85 million in promissory notes Globalink issued to PGM that are payable upon consummation of an initial business combination.

Escrow Agreement, page 114

2.	We note your revised disclosure in response to previous comment 5 and your statement that “[t]he Alps Holdco Shareholders will remain liable for any indemnification claims made after the Escrow Expiry Date.” On page 109, you note that “[e]xcept for fraud claims, the maximum aggregate amount of indemnification payments shall not exceed the amount of the Escrow Property in the Escrow Account at such time.” Assuming all of the Escrow Property is distributed to the Alps Holdco Shareholders after the Escrow Expiry Date, it would appear that, other than fraud claims, the maximum amount of indemnification payments would be zero given there would no longer be any Escrow Property in the Escrow Account at such time. If true, please note this in your disclosure and explain the impact it would have on the Alps Holdco Shareholders indemnification liability after the Escrow Expiry Date.

Response: In response to the Staff’s comment, we revised our disclosure on page 114 of Amendment No. 4 to note that assuming all of the Escrow Property is distributed to the Alps Holdco Shareholders after the Escrow Expiry Date, other than fraud claims, the maximum amount of indemnification payments would be zero given there would no longer be any Escrow Property in the Escrow Account at such time, and explain the impact it would have on the Alps Holdco Shareholders’ indemnification liability after the Escrow Expiry Date.

Background of the Business Combination

Forecasted Discounted Cashflow, page 122

3.

You disclose here that Alps used the estimated management accounts for the year ended March 31, 2024 as the base for the forecast, while the percentages of revenue and costs averages are from Alps’ historical financial statements for the fiscal years ended March 31, 2021, 2022 and 2023. Please provide a detailed explanation of your basis for revenue growth in light of the significant revenue decline in fiscal 2024. You also disclose under the Fairness Opinion at pages 128-133 that Alps Holdco was still early-stage, and the revenue trajectory is based on key regulatory approval milestones being achieved. Please expand your disclosures to provide the details of your revenue growth assumptions including the related regulatory approval milestones expected. In that regard, we note your disclosures that the forecasts represents the views of the management and board of directors of Alps as of the date of this proxy statement/prospectus. Refer to Item 1609(b) of Regulation S-K.

Response: In response to the Staff’s comment, in addition to the factors and assumptions set out in the prospectus, we revised page 122 of Amendment No. 4 to provide the following elaboration and assumptions for Alps’ revenue growth projections:

a)	The decline in Alps revenues for fiscal year end March 31, 2024 is largely due to the discontinuance of COVID-19 PCR testing in 2024. COVID-19 PCR testing for the fiscal years ended March 31 2021, 2022 and 2023 amounted to $1.4 million, $1.7million and $1.1 million respectively. Future growth projections do not rely on these COVID-19 PCR testing services.
b)	In addition to Alps’ existing revenue streams, Alps has identified certain targeted non communicable diseases such as pancreatic, prostate, lung, cervical, breast and colorectal cancers, non-Hodgkin’s lymphoma, kidney failure, lung disease, stroke and diabetes that have the potential to be treated using NK Cell, Car-T and Mesenchymal Stem Cells treatments provided by Alps. These diseases align with Alps’ specialized treatments using NK Cell, Car-T, and Mesenchymal Stem Cells. Each treatment’s potential market size was estimated by identifying the number of patients affected by these conditions within Malaysia.
c)	For the NK Cell segment, projected revenue for the fiscal year ending March 31, 2025, is calculated based on an estimated total customer base of 22,348 patients, representing higher-income individuals with greater disposable income, with an assumed penetration rate of 1.6% and an anticipated price per treatment of USD11,500. Future revenue for this segment is projected to grow at an annual rate of 83.0% based on Alps’ estimate.
d)	For the Car-T segment, projected revenue is based on an estimated customer base of 1,940 patients, assuming a penetration rate of 1.6% and a projected price per treatment of USD46,250. Revenue for this segment is expected to grow at an annual rate of 83.0% in subsequent periods based on Alps’ estimate.
e)	In arriving at the market that Alps can capture and service for NK Cell, Car-T and Mesenchymal Stem Cells treatments, the market size i.e potential number of patients in Malaysia affected with such identified conditions were identified. Alps has targeted the top 20 percentile patients by income profile, representing higher-income individuals with greater disposable income. Applying a conservative penetration rate of 8%, Alps projects a market capture rate of approximately 1.6%. This strategic focus aims to align Alps’ services with individuals more likely to afford advanced treatments.

f)	Alps surveyed via calls and market surveys of other companies that provided similar products and services in order to gauge the ongoing market rates and the estimated costs of treatments.
g)	Alps expects its blood testing lab services to be a stable and growing revenue source due to the collaborations and partnerships that Alps intends to execute and further, the applicability of these services across various patient segments and its role in early diagnosis, regular monitoring, and post-treatment follow-ups. For this segment, projected revenue for the fiscal year ending March 31, 2025, is based on an anticipated volume of 182,500 tests, with an estimated price per test of USD24. Alps’ anticipates that revenue for this segment will grow at an annual rate of 50.0% thereafter.
h)	Alps’ acknowledges that pending receipt of regulatory approval for our NK Cell, Car-T and Mesenchymal Stem Cells treatments, Alps cannot fully commercialize such treatments. However, Alps’ assumes that such treatments can still be utilized in the Malaysian market under compassionate use.
i)	The respective projected revenues from NK Cell, Car-T, Mesenchymal Stem Cells treatments and blood testing services have been determined based on Alps’ management assessment of the current market outlook and future strategic business plans.

In response to the Staff’s comment, we also revised our disclosures on page 131 of Amendment No. 4 to provide the details of revenue growth assumptions, including the related regulatory approval milestones expected.

4.	We note the disclosure that “The management and board of directors of Alps have reviewed and affirmed the forecasts and that the forecasts represents the views of the management and board of directors of Alps as of the date of this proxy statement/prospectus.” Revise to specifically disclose whether or not Alps has affirmed to Globalink that its projections reflect the view of management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Alps’ management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 123 and 132 of Amendment No. 4 to specifically disclose that Alps has affirmed to Globalink that its projections reflect the view of its management about Alps’ future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus.

Peer Price/Revenue Multiples, page 123

5.	Despite the peer companies appearing to have reported significantly higher revenue and earnings, Alps’ market cap/revenue ratio appears to be significantly higher than the peers listed here, and their average. Please disclose your basis for selecting the peer companies, how management and the board used and relied on this financial metric, and any potential limitation on its usefulness.

Response: In response to the Staff’s comment, we revised our disclosure on page 124 of Amendment No. 4 to disclose the basis for selecting the peer companies, how management and the board used and relied on this financial metric, and the potential limitation on its usefulness.

mRNA (Diagnostic), page 197

6.	We note your response to previous comment 19 and the revised disclosure that the “Panel is not a standalone diagnostic tool and does not detect the presence of such 31 diseases. Instead, the data and information provided by the Panel, when integrated with additional bioinformatic data sequenced by MyGenome, will enhance its predictive ability.” You further disclose that in addition to using the Panel to develop the mRNA diagnostic products, MyGenome also uses the Panel to provide genetic screening services in its wellness clinic. Please revise your disclosure to clarify whether you have any formal agreements with the manufacturer of the Panel.

Response: We acknowledge the Staff’s comments and would like to clarify that MyGenome does not have any formal agreements, partnerships, or exclusive arrangements with the manufacturer of the Panel. Alps acquires the Panel as a standard purchaser and utilizes it within its facilities alongside other tools and methodologies to support its genetic screening services and mRNA diagnostic product development. The Company had updated its disclosure on page 199 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps, page 225

7.	We note your response to comment 21. Your disclosures continue to indicate that certain expenses, particularly salaries and payroll costs, are not individually tracked. However, we now note that total research expenses for all pipelines equals the total research expenses amount as a component of Administrative expenses; therefore it appears that these costs have been allocated or are included in another component of Administrative expenses. Please advise and correspondingly clarify your disclosures.

Response: In response to the Staff’s comments, we wish to clarify that certain expenses, specifically salaries and payroll costs for employees engaged in research activities across multiple pipelines and general administrative functions, are not tracked individually or allocated to any specific pipelines and captured under research expenses. Instead, these costs are categorized under payroll costs within the Administrative expenses.

Unaudited Pro Forma Condensed Combined Financial Information, page 240

8.	We note your response to comment 24. As discussed in your Anticipated Accounting Treatment disclosures in the filing including on page 43, the deemed costs of the shares issued by PubCo in excess of the net assets of Globalink will be accounted for as stock-based compensation under IFRS 2. In this regard, it remains unclear why you would not have also considered IFRS 2 in accounting for the corresponding earnout shares. Please further advise. In regards to your reference to IAS 32, please help us understand how you determined the earnout shares were not subject to a contingent settlement feature (i.e., a price adjustment mechanism) rather than a contractual obligation to issue a variable number of equity instruments. Please also clarify if there are any situations in which this earnout provision could be settled in cash or another financial asset. Refer to paragraphs 20, 21, and 25 of IAS 32.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff to the fact that the Company evaluated the Earn-Out Shares at the Closing. The Company has concluded that the shares issued by PubCo in excess of the net assets of Globalink are a separate freestanding financial instrument from the Earn-out Shares as a result of being legally detachable and separately exercisable.

As concluded above, the Earnout Shares were analyzed as a separate freestanding financial instrument and the Company concluded that the Earnout Shares were not being issued to members of management, employees, or non-employees in exchange for good and/or services. Furthermore, the earnout provisions do not include and/or contemplate any continued service conditions or employment, payments are not affected by termination or employment status, all non-employee shareholders are entitled to receive this consideration, settlement amount is based on Revenue targets which indicates it is connected to a business valuation. As a result, in accordance with IFRS 3, paragraphs 39-40, the Company analyzed the Earn-out Shares as an obligation to pay contingent consideration that meets the definition of a financial liability on the basis of the definitions of a financial liability in paragraphs 11, and 25 of IAS 32.

As a result, the Earn-Out Shares were further assessed as a financial instrument under IAS 32. The Company determined that the milestones associated with the Earn-Out Shares are not representative of an input into a fixed-for-fixed contract and therefore are not representative of a price adjustment mechanism within a fixed-for-fixed contract. Given the milestones are cumulative in nature, the Company determined that this fact pattern does not represent a fixed number of shares to be issued if the milestones meet or exceed certain revenue targets as defined within the Merger Agreement; therefore, the Company concluded that the Earn-Out Shares are representative of a financial instrument which is representative of a variable number of shares to be issued on the basis of whether certain milestones meet or exceed certain revenue targets as defined within the Merger Agreement. For avoidance of doubt, there are no situations in which this earnout provision could be settled in cash or another financial asset in accordance with paragraph 20 and 21 of IAS 32.

Financial Statements, page F-1

9.	We note your response to comment 27. Please address the following:

●	Please help us understand how you determined that Alps Life Sciences Inc. rather than Alps Global Holding Berhad is the operating company for purposes of Item 1601(d) of Regulation S-K and therefore included as the co-registrant. Refer to General Instruction I to the Form F-4. Please also address what consideration was given to providing the financial statements of Alps Life Sciences Inc. as the co-registrant; and

Response: The Company acknowledges the Staff’s comment and state that we have identified Alps Life Sciences Inc. as the co-registrant for purposes of Item 1601(d) of Regulation S-K based on the following factors:

(a)	Per the Merger Agreement, Alps Life Sciences Inc. is designated as the surviving entity of the Business Combination, solidifying its role as the entity that will carry forward the combined business operations.
(b)	Alps Global Holding Berhad is now a wholly owned subsidiary of Alps Life Sciences Inc.
(c)	Alps Life Sciences Inc. is identified and designated as the primary operating company post completion of the Business Combination.

The audited financial statements of Alps Life Sciences Inc. for the financial period ended May 31, 2024 has been included from on pages F-110 to F-122 of Amendment No. 4.

●	We note that Alps Life Sciences Inc. was incorporated in the Cayman Islands on April 11, 2024. It appears that your response is indicating that the pro forma financial information does reflect the common control transaction between Alps Life Sciences Inc. and Alps Global Holding Berhad. Please further clarify in your disclosures.

Response: Alps Holdco was yet to be incorporated as of March 31, 2024, and as such, the pro forma assumes the consolidation representing the carrying value of Alps Global Holding Berhad as of March 31, 2024. As Alps Holdco has had no operations since inception and has a zero-balance sheet and statement of operations. As such no adjustment was necessary to the pro forma as of March 31, 2024. The Company had updated its disclosures on page 240 of Amendment No. 4.

Alps Global Holding Berhad Consolidated Statement of Financial Position, page F-61

10.	There appear to be revisions made to the audited balance sheet as of March 31, 2024 as well as the audited statement of cash flows for the year ended March 31, 2024. The revised amounts include total current assets, total noncurrent assets, and total current liabilities amounts. Please help us understand the nature of these revisions and whether these represent corrections of errors as addressed in IAS 8.41 through 49. If these adjustments are a correction of an error, please address your consideration of the disclosures required by IAS 8.49. Please also have your auditor address the related impact to their auditor report.

Response: The Company acknowledges the Staff’s comment and have included the following disclosures in the financial statements for revisions to total current assets, total noncurrent assets, and total current liabilities in page F-68 and F-96 of Amendment No. 4:

(i)	Note 1 to the financial statements:

Restatement of Current Year Consolidated Financial Statements

The Group identified certain misstatements in the consolidated statement of financial position and the consolidated statement of cash flows. These adjustments were made to reflect the classification of the investment in unquoted shares and the recognition of the patent license agreement in intangible assets. The effects of these restatements on the financial statements are disclosed in Note 32.

(ii)	Note 32 to the financial statements:

Restatement of current year financial statements

As described in Note 1 and detailed below, the Group identified certain misstatements in the historical presentation of the consolidated statement of financial position and the consolidated statement of cash flows. These adjustments were made to ensure:

(a)	the classification of the investment in unquoted shares; and

(b)	the recognition of the patent license agreement in intangible assets.

The effects of the restatements to the amounts presented in the consolidated statement of financial position and the consolidated statement of cash flow are summarised as below.

	As previously	Adjustments		As
	stated	(a)	(b)	restated

Consolidated statement of financial position as at 30 March 2024
Non-Current Assets
Intangible assets	143,185	-	694,618	837,803
Other investments	-	1,492,955		1,492,955

Current Assets
Other receivables, deposits and prepayments	1,727,828	(1,492,955)	-	234,873

Current Liabilities
Other payables and accruals	400,368	-	555,695	956,063
Amount due to directors	3,471,788	-	138,923	3,610,711

Consolidated statement of cash flows for the financial year ended 31 March 2024
Cash flows used in operating activities
Change in working capital
Decrease in other receivables, deposits and prepayments	(1,467,360)	1,492,955	-	25,595

Cash flows used in investing activities
Investment in unquoted shares	-	(1,492,955)	-	(1,492,955)

(iii)	Auditor’s Consideration

We had communicated with our auditors regarding the impact of these corrections in the financial statements with the following disclosures incorporated in their report and page F-59 and F-60 of Amendment No. 4:

Restatement of 2024 Financial Statements

As discussed in Notes 1 and 32 to the consolidated financial statements, the accompanying 2024 financial statements have been restated to correct misstatements.

Date of report

June 18, 2024, except for the effects of the restatement discussed in Note 1 and Note 32 to the consolidated financial statements, as to which the date is August 12, 2024.

Note 1. Corporate Information, page F-68

11.	We note your response to comment 28. As noted in IAS 28.5, it is presumed that an entity has significant influence if it holds directly or indirectly 20 percent or more of the voting power of the investee. In this regard, please provide us with a comprehensive analysis addressing each of the factors listed under IAS 28.6 explaining how you determined that you do not have significant influence. We also note that a director of the company also holds a 40.5% stake in Cilo Cybin. Please address your consideration of this factor as well in your analysis.

Response: The Company acknowledges the Staff’s comment and wishes to clarify the following comprehensive analysis in accordance to IAS 28.6 as set out below:

(a)	Representation on the board of directors or equivalent governing body of the investee

Cilo Cybin Holdings Ltd (“Cilo Cybin”) is a Special Purpose Acquisition Company (“SPAC”) listed on the Johannesburg Stock Exchange with predetermined financial and operating policies as disclosed in its prospectus. It was structured to operate independently until a target has been identified for acquisition. Cilo Cybin’s board consists of nine (9) directors elected through a shareholder vote in accordance with its memorandum of incorporation and the laws of the Republic of South Africa. Even though 5 out of 9 board seats in Cilo Cybin are connected to the Company and Dr Tham Seng Kong, the responsibilities of the board of directors in a SPAC are limited to the day-to-day operations and strategic directions to ensure alignment to the predetermined financial and operating policies.

(b)	Participation in policy-making processes, including participation in decisions about dividends or other distributions

The financial and operating policies of Cilo Cybin was predetermined and hence, Alps Malaysia does not participate in policy-making processes in Cilo Cybin. There is no dividend policy prior to the completion of the acquisition of a target by Cilo Cybin.

(c)	Material transactions between the entity and its investee

There are no significant transactions between Alps Malaysia and Cilo Cybin.

(d)	Interchange of managerial personnel

Cilo Cybin is a SPAC that has no headcount and operates based on its predetermined financial and operating policies, there is no interchange of managerial personnel with Alps Malaysia.

(e)	Provision of essential technical information

Alps Malaysia does not provide essential technical information to Cilo Cybin.

In addition to the above, the Company wishes to clarify that, due to the unique nature of a SPAC with predetermined financials and operating policies, the assessment of significant influence as defined in IAS 28.6 cannot be directly applied. SPACs are specifically structured to raise capital for acquiring or merging with a target company, which often limits the ability to exert significant influence over operational and financial policies prior to a business combination. Given that the current shareholdings of existing shareholders are expected to be significantly diluted post-combination, any potential influence must be evaluated within the context of the SPAC’s objectives and governance structure. This structure differs notably from traditional investments, where significant influence can often be more readily established. Consequently, the accounting treatment should reflect this unique scenario, ensuring that the investment is classified appropriately based on the degree of influence and control expected following the business combination. It is management’s intention to maintain a minority stake in the combined entity post-transaction.

While Dr Tham Seng Kong holds a 40.5% stake in Cilo Cybin, his stake is held in his personal capacity and as such, must viewed from separately and independently from Alps Malaysia’s stake in Cilo Cybin.

Note 13. Related Party Transactions, page F-85

12.	We note your response to comment 30. As previously requested, please also address when you expect to settle any related party amounts due and the nature of the consideration to be provided in settlement of any outstanding balances. Please also address why there do not appear to be any disclosures in the notes to the financial statements related to the patent license agreement with Dr. Tham Seng Kong as disclosed at page 217.

Response: The Company acknowledges the Staff’s comment and wishes to clarify as below:

Settlement of Related Party Amounts

The outstanding related party amounts are expected to be settled progressively within the next 2 years in cash. The Company is dedicated to fulfil the repayment obligation on a timely manner.

Disclosure Regarding Patent License Agreement

The Company entered into a patent license agreement with Dr. Tham Seng Kong on March 3, 2024, wherein Dr. Tham Seng Kong shall grant to the Group the rights to utilize the patents for a nominal consideration of USD1.00. There were no economic benefits generated by the Group from such patents throughout the period from March 3, 2024 until the end of the financial year as of March 31, 2024. In addition, none of the patents were being used in any of the pipelines of the Group as of March 31, 2024.

As those patents were not being utilized as of March 31, 2024, and generated no economic benefits to the Group, and neither was there any sort of guarantees given from the patent license agreement entered with Dr. Tham Seng Kong, no disclosure was made in the financial statements for the financial year ended March 31, 2024. Furthermore, the patent license agreement has had no influence on the operations or financial performance of the Group during this reporting period.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco